NEWS RELEASE
TSX Venture Exchange Symbol: SNV	September 15th, 2006

SONIC CLEANS 1500 TONNES MORE AT DELTA PROJECT

Vancouver, CANADA – Sonic Environmental Solutions Inc. (TSX Venture: SNV) today announced that it has successfully cleaned a further 1500 tonnes of highly contaminated polychlorinated biphenyl (PCB) soil at the Juker project in Delta, British Columbia. This project is nearing completion and should generate approximately $1 million for Sonic’s fourth quarter.

The Delta site was Sonic’s first major project in Canada. The Company gained valuable field experience using the Terra-Kleen extraction process here. Terra-Kleen removes and concentrates the PCB prior to chemical de-chlorination and permanent detoxification via Sonoprocess™. Over 1100 tonnes of PCB contaminated soil had been cleaned at the site using Sonic’s proprietary Sonoprocess™ alone. The addition of the Terra-Kleen solvent extraction technology combines to improve the versatility, efficiency and competitiveness of the Sonic solution.

Adam Sumel, President and CEO of Sonic, commented “Incorporating the Terra-Kleen process with our SonoprocessTM at Juker caused us some regulatory and operational delays but it afforded us the opportunity to gain first hand operating experience using Terra-Kleen. Valuable lessons learned at Juker have already yielded benefits at our first Ontario project where we were able to mobilize a second mobile system to commence operations on schedule last month.”

Mr. Peter Shields whose company owns the Delta site commented “Sonic has demonstrated the perseverance and ingenuity required to develop a new technology and adapt it successfully during operations. I am pleased the project is now approaching completion and would not hesitate in recommending Sonic.”

About Sonic

Sonic develops and markets process technologies based on the Company’s core sonic generators, the world’s only large scale use of sonic energy in process industries. Sonic’s Environmental Remediation Division markets remediation services utilizing both the SonoprocessTM technology for the chemical destruction of Persistent Organic Pollutants (POP) and the Terra-Kleen solvent extraction process for the removal of POP contamination. Sonic’s technologies are unique in providing a total on-site solution to contaminated sites which is both non-thermal and relatively low-cost. The Company’s solutions are modular and flexible to suit treatment volumes, oversize material and site space limitations. Sonic is also developing further proprietary SonoprocessTM applications to better meet the needs of major process industries such as cement and oil sands.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For further information, please contact:
Cathy Hume, CEO
CHF Investor Relations
Tel: (416) 868-1079 ext. 231 Fax: (416) 868-6198 Email: cathy@chfir.com

www.SonicEnvironmental.com